PRESS RELEASE	JULY 17, 2024

Largo Announces Second Quarter 2024 Production and Sales Results; Focus on Improving Operational Throughput Continues

Q2 2024 and Other Highlights

  V2O5 production of 2,689 tonnes (5.9 million lbs1) in Q2 2024 vs. 2,639 tonnes produced in Q2 2023 and 56% above production of 1,729 tonnes in Q1 2024; Within the Company's quarterly production guidance range of 2,400 - 2,900 tonnes of V2O5

  Following the successful completion of planned kiln refractory maintenance in Q1 2024, the Company achieved improved production rates in Q2 2024

  Global V2O5 recovery rate3 of 74.3% in Q2 2024 vs. 81.0% in Q2 2023

  Ilmenite concentrate production continued to ramp up in Q2 2024 with 8,625 tonnes produced

  V2O5 equivalent sales of 1,841 tonnes (inclusive of 128 tonnes of purchased material) in Q2 2024 vs. 2,557 tonnes sold in Q2 2023 due to lack of material availability following lower production in Q1 2024

  In Q2 2024, the Company sold 12,261 tonnes of ilmenite concentrate, exceeding the guidance range of 9,500 to 11,500 tonnes; This increase was primarily due to the anticipated catch-up in sales from Q1 2024

  In Q2 2024, the average benchmark price per lb of V2O5 in Europe was $5.93, representing a 30% decrease from the Q2 2023 average of $8.46, driven by continued softer demand in the spot market

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today announces quarterly production of 2,689 tonnes (5.9 million lbs1) and sales of 1,841 tonnes of vanadium pentoxide ("V2O5") equivalent, respectively, in Q2 2024.

Daniel Tellechea, Interim CEO and Director of Largo, stated: "Our second quarter results reflect the successful completion of planned maintenance and a return to expected production levels. Focusing on operational efficiencies remains essential as we work to maintain production targets for the second half of the year, which will support meeting our sales goals. Additionally, our ongoing efforts to ramp up ilmenite production are key to diversifying our revenue streams, especially in the current environment of lower vanadium prices. By continuing to enhance our operational processes and address logistical challenges, we aim to ensure consistent production and reliable supply to our customers going forward."

Maracás Menchen Mine Operational and Sales Results

	Q2 2024	Q1 2024	Q2 2023

Total Mined - Dry Basis (tonnes)	3,216,930	3,243,492	3,671,842
Total Ore Mined (tonnes)	568,588	604,231	489,892
Ore Grade Mined - Effective Grade (%)[2]	0.69	0.53	0.86

Concentrate Produced (tonnes)	115,075	74,986	99,083
Grade of Concentrate (%)	2.95	2.90	3.34
Global Recovery (%)[3]	74.3	70.5	81.0

V2O5 produced (Flake + Powder) (tonnes)	2,689	1,729	2,639
V2O5 produced (equivalent pounds) [1]	5,928,223	3,811,788	5,817,992
Total V2O5 equivalent sold (tonnes)	1,841	2,765	2,557
Produced V2O5 equivalent sold (tonnes)	1,713	2,609	2,268
Purchased V2O5 equivalent sold (tonnes)	128	156	289

Ilmenite concentrate produced (tonnes)	8,625	9,563	-
Ilmenite concentrate sold (tonnes)	12,261	513	-

Q2 2024 Additional Highlights

  Improved V2O5 Production in Q2 2024 Following Completion of Q1 2024 Maintenance: V2O5 production from the Maracás Menchen Mine was 753 tonnes in April, 1,012 tonnes in May and 924 tonnes in June for a total of 2,689 tonnes produced in Q2 2024. In Q2 2024, global recoveries3 averaged 74.3%, a decrease of 8% from the 81.0% averaged in Q2 2023. The global recovery3 was impacted by lower magnetic and V2O5 grades in the processed ore. The Company mined 568,588 tonnes of ore with an effective V2O5 grade2 of 0.69% in Q2 2024 compared to 489,892 tonnes with an effective V2O5 grade2 of 0.86% in Q2 2023 and 604,231 tonnes with an effective V2O5 grade2 of 0.53% in Q1 2024, representing a 16% increase in total ore mined over the prior comparative quarter. Total ore crushed was 640,008 tonnes in Q2 2024, being 24% higher than Q1 2024 and 44% higher than the 445,026 tonnes crushed in Q2 2023. The Company continues to increase its mined and crushed ore throughput in order to achieve its set production targets in accordance with its 2024 mining plan. The Company also produced 115,075 tonnes of concentrate with an effective grade2 of 2.95% in Q2 2024.

  Q2 2024 V2O5 Equivalent Sales Align with Material Availability from Q1 2024 Production: In Q2 2024, V2O5 equivalent sales of 1,841 tonnes (which includes 128 tonnes of purchase material sold) represented a 28% decrease in tonnes sold over Q2 2023. Lower sales in Q2 2024 were largely a result of decreased material availability from lower production in Q1 2024 due to previously reported and planned maintenance. In Q2 2024, lower spot market demand continued mainly caused by a decreased demand from the Chinese and European steel sectors. The Company produced approximately 26% of its quarterly production as high purity material in Q2 2024. The Company continues to actively manage its logistics and supply chain operations to ensure the delivery of premium products and services to its customers. In Q2 2024, shipment operations from Brazil faced challenges due to congestion and delays, particularly in Asia.

About Largo

Largo is a globally recognized vanadium company known for its high-quality VPURETM and VPURE+TM products, sourced from its Maracás Menchen Mine in Brazil. The Company is currently focused on ramping up production of its ilmenite concentrate plant and is undertaking a strategic evaluation of its U.S.-based clean energy business, including its advanced VCHARGE vanadium battery technology to maximize the value of the organization. Largo's strategic business plan centers on maintaining its position as a leading vanadium supplier with a growth strategy to support a low-carbon future.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; the future price of commodities; costs of future activities and operations, including, without limitation, the effect of inflation and exchange rates; the timing and success of the commissioning and ramp up of the ilmenite production; the ability to sell ilmenite on a profitable basis; the successful vertical integration of the Company; the effect of unforeseen equipment maintenance or repairs on production; the ability to reduce the cost of production through cost reduction measures; the extent to which infill drilling data will create greater accuracy and reliability in the short-term mining plan and production guidance; the extent of capital and operating expenditures; and the impact of global price increases on the Company's global supply chain and future sales of the Company's products. Forward‐looking information in this press release also includes, but is not limited to, statements with respect to our ability to build, finance and operate a VRFB business, our ability to protect and develop our technology, our ability to maintain our IP, the competitiveness of our products in an evolving market, our ability to market, sell and deliver our VCHARGE batteries on specification and at a competitive price, our ability to secure the required production resources to build and deploy our VCHARGE batteries, our ability to attract partners, collaborators and/or investors to build the VRFB business on terms attractive to the Company, and the adoption of VRFB technology generally in the market. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the "Risks and Uncertainties" sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Inc.

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[1] Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

[2] Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

[3] Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.